August 25, 2010

Via facsimile and EDGAR

Ms. Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	United Technologies Corporation
Commission File No. 001-00812
Form 10-K for fiscal year ended December 31, 2009
Form 10-Q for fiscal quarter ended March 31, 2010

Dear Ms. Shenk:

This letter sets forth the response of United Technologies Corporation (the Company) to the comments of the Staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) contained in a letter to the Company dated August 16, 2010 on the above referenced Forms 10-K and 10-Q. Our specific responses to each comment are set forth below following the text of the Staff’s comments.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibit 13

Management’s Discussion and Analysis

Results of Operations, page 4

1.	We note that “cost of products sold” and “cost of services sold” are material to the associated revenues and your margins but that there is no separate analysis of these costs. We believe that a comparative analysis of these costs on a consolidated and segment basis would be meaningful to investors in understanding your results. We believe a table that presents each material component of cost of sales on a common size basis would aid your analysis. Please revise your disclosure accordingly and include the intended revised disclosure in your response.

We recognize that changes in cost of sales relative to changes in revenues (as reflected through the gross margins of products sold and services provided) can reflect operational changes in the underlying businesses and markets. We believe we adequately disclose these underlying factors in the “Business Overview” section of Management’s Discussion and Analysis (MD&A) and, to some extent, in the “Segment Review” section. However, to assist investors and enhance our disclosure, in future filings, we will add additional disclosure both to bifurcate the discussion between products and services sold, and to associate this discussion more clearly with other disclosure in the MD&A.

In particular, we will include a separate discussion of cost of sales in the “Results of Operations” in our future filings. We will include in that discussion certain elements of cost of sales that are currently disclosed elsewhere. These include restructuring, foreign exchange translation impacts, the net effect of acquisitions and significant non-operational adjustments. We expect to include in our 2010 Form 10-K and subsequent future filings disclosure similar to the disclosure set forth below, as well as in the 2009 versus 2008 “Results of Operations” discussion to be included in our 2010 Form 10-K (as the prior year discussion).

(in millions of dollars)	2009	2008
Cost of Products Sold	$28,905	$32,833
% of Product Sales	77.4%	75.9%

Cost of Services Sold	$9,956	$10,804
% of Service Sales	66.0%	68.0%

Total Cost of Sales	$38,861	$43,637
% of Total Sales	74.1%	73.8%

We will add a tabular disclosure of the total change similar to the following:

	2009	2008
Organic
Restructuring
Foreign Currency Translation
Acquisitions/Dispositions
Other

Total Change

We will continue to provide narrative discussion similar to that contained in the remaining “Results of Operations” that address any significant underlying factors, such as the impact of volume, cost reduction efforts, pricing, commodities, etc., particularly related to the organic change.

Segment Review, page 8

2.	On page 9 in the comparison between 2009 and 2008 of Otis you cite “improved margins in the contractual maintenance business” without explanation of the underlying reason for the improved margins. While this explains what happened, it does not explain why it happened, which we believe is important to investors’ understanding of your business. Therefore, please revise to discuss underlying reasons associated with material factors cited, as appropriate.

In our 2009 versus 2008 segment discussion to be included in our 2010 Form 10-K (as the prior year discussion), we will revise the disclosure to include the factors that generated the improved margins in the contractual maintenance business. Further, we will ensure that future disclosure includes a discussion of underlying reasons associated with material factors cited, as appropriate.

3.	On page 10 in the comparison between 2009 and 2008 of Carrier you state that volume decline in your “higher margin businesses” contributed to the operational profit decrease. Please revise to describe what the higher margin businesses consist of.

The reference to “higher margin businesses” in the Carrier operating profit discussion on page 10 is referring primarily to the earlier revenue discussion in the same paragraph that notes the “higher-margin transport refrigeration business.” In our 2009 versus 2008 segment discussion to be included in our 2010 Form 10-K (as the prior year discussion), we will modify the operating profit disclosure to clarify that the volume decline was primarily attributable to our higher-margin transport refrigeration business.

Off-Balance Sheet Arrangements and Contractual Obligations, page 20

4.	You disclose in a footnote to the contractual obligations and commitments table that the amounts for long-term debt exclude interest. As this table is intended to increase the transparency of cash flows, we believe you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether to include such estimates. If you elect to include estimates, you may determine the appropriate methodology to estimate the interest payments, with disclosure of the methodology used in your estimate. If you continue to exclude interest payments from the table, please disclose the significant contractual terms of the debt and any other information that is material to an understanding of these future cash flows.

In 2009, we modified our debt disclosures in the footnotes to the consolidated financial statements to provide a tabular listing of each specific debt instrument and its terms in an effort to enhance transparency. We will augment this effort by modifying the contractual obligations and commitments table to include the future interest payments on long-term debt in our 2010 Form 10-K.

Consolidated Statement of Operations, page 26

5.	You classify “other income, net” as revenues. From your disclosures, it appears that such other income is not representative of your ongoing major or central operations to be presented as revenue. For example, “other income, net” includes royalty and interest income, gains from divestitures, disposals, contributions and distributions, joint venture equity income, cash management activities, fair value remeasurements and tax related interest. Please revise your presentation as appropriate.

In our 2010 Form 10-K and subsequent future filings, we will remove “other income, net” from revenues and reflect it as one or more separate line items in our Consolidated Statement of Operations.

Notes to Consolidated Financial Statements

Revenue Recognition, page 32

6.	We note your disclosure in the Business and MD&A portions of your filing that you give incentives to customers. Please describe for us the types of incentives offered to customers and how you account for them.

We distinguish between offers that are “discounts” and those that are more appropriately termed “incentives.” Discounts are offered by all businesses and are based upon standard industry practices. There have been no significant changes in our discounting practices in the years covered by the referenced consolidated financial statements. The offering of incentives, however, is not common practice across the majority of our businesses. To the extent incentives are provided, they are generally offered in our commercial businesses and tend to be concentrated within our Carrier segment due to the nature of the industry. Our total annual incentives are not significant to either sales or cost of sales, and they do not typically fluctuate significantly from period to period. The principal incentive program reimburses distributors for promotional pricing they offer on Carrier products. We account for incentive payments made as reductions to sales.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Notes to Condensed Consolidated Financial Statements

Note 1: Acquisitions, Dispositions, Goodwill and Other Intangible Assets

Business Acquisitions, page 6

7.	Pursuant to ASC 805-30-50-1a, please provide a qualitative description of the factors that make up the $1.0 billion of goodwill recognized in the acquisition of GE Security.

In our Form 10-Q for the third quarter of 2010, we will add the qualitative narrative regarding goodwill to our disclosure about the acquisition of GE Security.

We appreciate the Staff’s consideration of our responses to the above comments and we will incorporate the revised disclosures noted above in our future filings.

Should you have any questions, or wish to discuss any of our responses, please call me directly at 860-728-6246.

Sincerely,

/s/ Gregory J. Hayes

Senior Vice President and Chief Financial Officer

Cc:	Doug Jones, Division of Corporation Finance, SEC

Joseph P. Herron, PricewaterhouseCoopers

Sandra Flow, Cleary Gottlieb Steen & Hamilton, LLP